SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC. 30549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       Consolidated Technology Group Ltd.
                                (Name or Issuer)

                          Common Shares par value $.01
                         (Title of Class of Securities)

                                   0002101621
                                 (Cusip Number)

                         Mr. Edward D. Bright, President
                                    JEG, Inc.
                                33 Harbour Drive
                         Blue Point, New York 11715-1421
                              Tel; (516) 367-6766
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 30, 1998
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-1(b) (3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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     CUSIP NO. 002101621

1.   Name of Reporting Persons

     I.R.S. Identification No. of Above Person (Entities Only)

     JEG, Inc., 13-2648624

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)     [ ]
     (b)     [x]

3.   SEC Use Only...........................................................

4.   Source of Funds (see Instructions) 00

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)................................................................ [ ]

6.   Citizenship or Place of Organization: New York

     Number of Shares                    7.  Sole Voting Power: 800,000
                                         8.  Shared Voting Power: N/A
     Beneficially Owned by               9.  Sole Dispositive Power: 800,000
                                        10.  Shared Dispositive Power: N/A

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  800,000
     Shares.

12.  Check if the  Aggregate  Amount in  Row (11) Excludes  Certain  Shares (See
     Instructions) ........................................................  [ ]

13.  Percent of Class Represented by Amount in Row (11):1.6%

14.  Type of Reporting Person (see Instructions) CO - Corporation

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     CUSIP NO. 0002101631

1.   Name of Reporting Person

     I.R.S. Identification No. of Above Person (Entities Only)

     Edward D. Bright

2.   Check the Appropriate Box if a Member of a Group

     (See Instructions)
     (a)     [ ]
     (b)     [x]

3.   SEC Use Only .........................................................

4.   Source of Funds (See Instructions): 00

5,   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     Or 2(e)...............................................................  [ ]

     Citizenship or Place of Organization: United States

     Number of Shares                    7.  Sole Voting Power: 17,377
                                         8.  Shared Voting Power: N/A
                                         9.  Sole Dispositive Power: 17,377
     Beneficially Owned by              10.  Shared Dispositive Power: N/A

11.  Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person:  17,377
     Shares.

12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (see
     Instructions).........................................................  [ ]

13.  Percent of Class Represented by Amount in Row (11): less than one percent

14.  Type of Reporting Person (See Instructions): IN

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     Item 1. Security and Issuer

     Common Stock, par value $.01 per share (the "Shares") of Consolidated Technology Group Ltd., a New York corporation (the "Issuer" or "CTG"), whose executive offices are located at 160 Broadway, New York, New York 10036.

     Item 2. Identity and Background

     (a) - (c) Pursuant to Rules l3d-1(f)(l)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of JEG, Inc., a New York corporation ("JEG") and Edward D. Bright ("Bright"). JEG and Bright are sometimes referred to collectively hereinafter as the "Reporting Persons".

     JEG is a New York corporation whose principal business address is 33 Harbour Drive Blue Point, New York 11715-1421. JEG sold its assets to the Issuer in 1994 and now exists for the purpose of being an investment vehicle for its shareholders. Bright is the President of JEG, and its sole director, and as such, has the sole right to vote and dispose of the Shares held of record by JEG.

     Bright, an individual whose principal address is 33 Harbor Drive, Blue Point, New York 11715-1421, is a retired corporate executive. As of April 3, 1998, Bright was elected as a director and secretary-treasurer of the Issuer.

     Bright is a director and the sole officer of JEG. He individually holds Shares and may be deemed with JEG to be a group within the meaning of Section 13(d)(3) of the Act.

     (d) None of the persons identified in this Item 2 above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons identified in this Item 2 above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

     Item 3. Source and Amount of Funds or Other Consideration.

     The Shares beneficially owned by JEG were part of consideration paid to JEG for its assets, at the time such assets were acquired by the Issuer. This transaction took place in 1994.

     The Shares beneficially owned by Bright were acquired in 1994, as partial consideration for entering into an agreement to become an employee of the Issuer.

     Item 4. Purpose of Transaction.

     As stated, the Reporting Persons acquired the Shares in 1994.

     On March 30, 1998, Lewis S. Schiller ("Schiller"), Chairman of the Board, Chief Executive Officer and a member of the Board of Directors of CTG (the "Board"), together with the remaining members of the Board, Grazyna B. Wnuk ("Wnuk"), E. Gerald Kay ("Kay") and Norman J. Hoskin ("Hoskin") (Schiller, Wnuk, Kay and Hoskin, collectively, the "Schiller Group"), entered into a series of agreements with CTG and its wholly-owned subsidiary, SIS Capital Corporation. These agreements were arrived at following negotiations between the Schiller Group and Bright, acting both individually as a shareholder of the Issuer and as a representative of other shareholders not affiliated with the Issuer.

Pursuant to such agreements:

1. The Schiller Group resigned as directors and officers of CTG and its subsidiaries contemporaneously with the closing of the sale by International Magnetic Imaging, Inc. and certain of its subsidiaries (collectively, "IMI") of substantially all of their respective assets pursuant to an asset purchase agreement dated January 28, 1998 between IMI and Comprehensive Medical Imaging, Inc. (the "IMI Sale"). IMI is a subsidiary of CTG.

2. In consideration for payments of approximately $4.0 million to Schiller and Wnuk, CTG shall purchase from Schiller and Wnuk all of their rights under their respective employment agreements and their stock interest in IMI. Such payments represent a significant discount from the amounts due under their respective employment agreements.

3. Schiller shall transfer to CTG 1,190,000 shares of the Company's Common Stock which are owned by him.

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4. CTG shall  transfer to Schiller or his designees  for nominal  consideration, certain of its subsidiaries. Such subsidiaries operate at a loss and have, in the aggregate, either a negative or a zero net worth.

5. Schiller shall enter into a three year consulting agreement with CTG, for which he shall receive annual compensation of $100,000.

6. CTG, its subsidiaries, and the Schiller Group shall execute mutual releases and CTG shall provide the Schiller Group with certain indemnification rights as to certain claims which may arise in the future.

     Following the closing of the IMI Sale on April 2, 1998, the Schiller Group resigned as directors and officers of the Company. Immediately prior to such resignation, however, Bright, Seymour Richter and Donald Chaifetz were elected directors of CTG by the Schiller Group.

     On April 3, 1998, a meeting of the newly constituted Board was held telephonically, and Seymour Richter was appointed President and acting Chief Executive Officer.

     Other than with respect to the transactions described herein that led up to the April 3, 1998, meeting of the newly constituted Board, Bright does not have any plans to act together with any other shareholder in any concerted manner regarding the Issuer, and Bright expressly disclaims being a member of a "group" with any other shareholder for any purpose pertaining to the Issuer, including the election of the newly constituted Board of Directors of the Issuer.

     While the Reporting Persons have no other plans at present with respect to the Issuer or the Shares, the Reporting Persons plan to review, on the basis of publicly available information, various possible business strategies with respect to the Issuer. Such strategies could include, among other things, the purchase of additional Shares. In his capacity as a director of the Issuer, however, Bright expects that he will be in a position to influence changes in the Issuer's business, corporate structure, marketing strategies, management or dividend policy.

     Other than as specifically set forth herein, the Reporting Persons do not have any arrangements or understandings with respect to any specific transaction or agreement at this time, and have not yet determined to pursue any specific plan or proposal in connection therewith, and there can be no assurance as to whether or when any such plan or proposal will be pursued. The Reporting Persons may also seek to sell their Shares in the open market or in privately negotiated transactions at any time and from time to time.

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


     Except as set forth above in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or would result in, any of the matters referred to in, any of the matters referred to in paragraphs (a) through
(j) inclusive of Item 4 of Schedule 13D. The Reporting Persons may, at any time, and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters.

     Item 5. Interest in Securities of the Issuer.

     (a) - (c)

     A. JEG

     (a) JEG beneficially and of record owns an aggregate of 800,000 Shares, representing approximately 1.6% of the outstanding Shares. (1)

     (b) Subject to the following sentence, JEG has sole power to vote and dispose of the Shares beneficially owned by it. By reason of his position as sole officer and director of JEG, Bright may be deemed to possess the power to vote and dispose of Shares beneficially owned by JEG.

     (C) None.

----------
     (1) All percentages set forth herein are based on 49, 910,002 Shares reported by the Issuer to be outstanding as of February 10, 1998 in its Proxy Statement Supplement filed on Schedule 14A on February 11, 1998




                                  Page 7 of 10

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     B. Bright

     (a) Bright beneficially and of record owns an aggregate of 17,377 Shares, representing approximately one half of one tenth of one percent of the outstanding Shares.

     (b) Bright has sole power to vote and dispose of the Shares beneficially owned by him.

     (c) None.

     (d) Except as set forth above, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the Shares owned by them.

     (e) Not Applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

     Item 7. Materials to be filed as Exhibits Exhibit A -- Agreement Pursuant to Rule 13d-1(k)(1)



                                       Page 8 of 10


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                                    EXHIBIT A

     Pursuant to Rule 13d-l(k) (1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth hereinabove.

                                          JEG, Inc.

                                          By:    /s/ Edward D. Bright
                                                 ------------------------------
                                                 Edward D. Bright, President

                                          By:    /s/ Edward D. Bright
                                                 ------------------------------
                                                 Edward D. Bright



DATE: April 6, 1998



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                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief the undersigned, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.


                                          JEG, Inc.

                                          By:    /s/ Edward D. Bright
                                                 ------------------------------
                                                 Edward D. Bright, President

                                          By:    /s/ Edward D. Bright
                                                 ------------------------------
                                                 Edward D. Bright


April 6, 1998
-------------
    (Date)

                                  Page 10 of 10